Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

International Assets Holding Corporation:

We consent to the incorporation by reference in the registration statements on Form S-3 of International Assets Holding Corporation (No. 333-117544) and the Registration Statement on Form S-3 of International Assets Holding Corporation (No. 333-137992) of our report dated November 29, 2006, relating to the consolidated balance sheets of International Assets Holding Corporation and Subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, which report appears in the Annual Report on Form 10-KSB of International Assets Holding Corporation for the fiscal year ended September 30, 2006.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey

November 29, 2006